May 21, 2018

FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

VIA HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	MeiraGTx Holdings plc | Anticipated Price Range
Registration Statement on Form S-1 (CIK No. 0001735438)

Ladies and Gentlemen:

On behalf of MeiraGTx Holdings plc (the “Company”), we submit this letter to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company originally submitted the above-referenced Registration Statement (the “Registration Statement”) to the Commission on March 29, 2018. The purpose of this letter is to respond to an outstanding comment relating to share-based compensation features that was provided to the Company in a letter from the Staff dated April 26, 2018. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.

May 21, 2018

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Share-Based Compensation, page 85.

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

ESTIMATED IPO PRICE RANGE

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering of its ordinary shares (“IPO”), if the Company were to commence marketing of the IPO today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s ordinary shares (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the reverse share split that the Company intends to effect prior to the consummation of the IPO.1

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

[1]	The Company intends to effect a reverse share split of one-for-[***] shares of ordinary shares prior to the consummation of the IPO. For purposes of this letter, all numbers are provided on a pre-split basis. Therefore, the equivalent post-split anticipated price range of the IPO, as provided to the Company by the Underwriters, is $[***] to $[***] with a Preliminary Assumed IPO Price of $[***].

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEIRAGTX HOLDINGS PLC

May 21, 2018

ANALYSIS OF SHARE OPTION GRANTS IN PRECEDING 12 MONTHS

The following table summarizes by grant date the number of ordinary shares underlying options granted during the past 12 months, as well as the associated per share exercise price and the estimated fair value per share of the Company’s ordinary shares on the date of option grant. In connection with the IPO, the Company obtained third-party, independent valuations of the fair value of its ordinary shares as of September 15, 2017 (the “September 2017 Valuation”) and December 31, 2017 (the “December 2017 Valuation). In addition, the Company obtained a third-party, independent valuation of its ordinary shares as of March 31, 2018 for purposes of recognizing share-based compensation for options previously granted to consultants that are subject to continued vesting conditions and service periods (the “March 2018 Valuation”). The Company did not grant any options under the March 2018 Valuation.

Grant/Valuation Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Value of Ordinary Shares
September 20, 2017/September 15, 2017	1,845,000	$0.68	$0.68
January 10, 2018/December 31, 2017	2,622,500	$1.45	$1.45

As there were no ordinary shares issued or revalued after March 31, 2018, the Company did not perform any additional valuations after that date. The Company does not expect to make any additional option grants prior to the IPO. The Company’s discussion of share-based compensation for financial reporting purposes is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Share-Based Compensation,” and “—Determination of Fair Value of Ordinary Shares” which are included on pages 85, 86 and 87 of the Registration Statement. As disclosed, the Company’s board of directors has estimated the fair value of the Company’s ordinary shares at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of its ordinary shares and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including:

•	the prices at which the Company sold preferred shares and the superior rights and preferences of the preferred shares relative to its ordinary shares at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of clinical trials and preclinical studies for its product candidates;

•	the Company’s stage of development and commercialization and business strategy;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEIRAGTX HOLDINGS PLC

May 21, 2018

•	the lack of an active public market for the Company’s ordinary shares and preferred shares;

•	the likelihood of achieving a liquidity event, such as an IPO, or sale of our Company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

Ordinary Shares Valuation Methodology

As there has been no public market for our ordinary shares to date, the estimated fair value of our ordinary shares has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of ordinary shares and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

The Company’s determination of the fair value of ordinary shares was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s ordinary share valuations were performed using the back-solve method as a hybrid market-income approach that utilizes an option-pricing model (“OPM”) to estimate the implied value of an enterprise based on the market price of securities issued in a recent arm’s length financing round. The OPM treats ordinary shares and preferred shares as call options on the total equity value of the Company with exercise prices based on the value thresholds at which the allocation among the various holders of the Company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeds the value of the liquidation preference for the preferred shares at the time of the liquidity event, such as a strategic sale or a merger.

Fair Value Valuations

September 2017 Valuation.

The Company’s board of directors determined that the fair value of its ordinary shares was $0.68 per share as of September 20, 2017 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of September 15, 2017. The September 2017 Valuation analysis was performed using the OPM, as described above.

In determining the value of the ordinary shares, the Company considered prior sales of preferred shares in arm’s length transactions including (1) 3,734,900 ordinary shares sold for $2.00 per share in the April 27, 2015 to May 1, 2015 period (adjusted for 10:1 split) and (2) the 343,420 ordinary shares sold for $3.50 per share in the May 4, 2015 to May 8, 2015 period (adjusted for

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEIRAGTX HOLDINGS PLC

May 21, 2018

10:1 split). However, due to the significant passage of time between the dates of these transactions and the date of the September 2017 Valuation analysis, changing market conditions, and the Company’s evolving business plan, the Company did not consider the April and May 2015 ordinary share sales as providing a meaningful indication for the value of the then current value of its ordinary shares. Instead, the Company relied on the $2.70 per share arm’s length purchases of preferred shares for which the Company received a binding commitment in August 2017 and closed on September 21, 2017 as representing the market value of the preferred shares. For future-event scenarios, the Company considered a liquidity event that would occur 1.0 year from the valuation date (“Scenario 1”) and a liquidity event that would occur 2.0 years from the valuation date (“Scenario 2”).    Because warrants were issued in connection with the issuance of the preferred shares, additional value was allocated per warrant of $0.53 per warrant in the 1.0 years to liquidity scenario and $0.70 per warrant in the 2.0 years to liquidity scenario. The Company then utilized the OPM to determine the implied value of the Company and its ordinary shares.

Under the back-solve method, the Company determined that the implied total equity value of the Company was $58.8 million under Scenario 1 and $62.2 under Scenario 2. Given a selected timeframe of 1.0-2.0 years to liquidity, the Company utilized a range of risk-free rates based on the rate of Treasury securities with a similar term of between 1.24% and 1.35%. Based on an analysis of the share price volatility of certain publicly-traded, peer companies that are also developing gene-based therapeutics, the Company selected a volatility of its ordinary shares of 80%. For these future-event scenarios, the Company then applied a discount for lack of control and lack of marketability for the ordinary shares of 5% and 10% under Scenario 1 and Scenario 2, respectively. Applying these incremental discounts to the value of the ordinary shares determined under the back-solve method resulted in a value indication of $0.60 per share under Scenario 1 and $0.75 per share under scenario 2, each stated on a non-controlling, non-marketable basis. Based on the foregoing, the September 2017 Valuation concluded that the fair value of the Company’s ordinary shares as of September 15, 2017 was $0.68 per share, which represents the midpoint of that range.

December 2017 Valuation.

The Company’s board of directors determined that the fair value of its ordinary shares was $1.45 per share as of January 10, 2018 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of December 31, 2017. The December 2017 Valuation analysis was performed using the OPM, as described above.

In determining the value of the ordinary shares, the Company relied on the $2.70 per share arm’s length purchases of preferred shares on December 15, 2017, December 19, 2017, December 22, 2017 and December 29, 2017 as representing the market value of the preferred shares. The Company then utilized the OPM to determine the implied value of the Company and its ordinary shares.

For future-event scenarios, the Company considered a liquidity event that would occur 0.5 years from the valuation date (“Scenario 1”) and a liquidity event that would occur 1.0 years from

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEIRAGTX HOLDINGS PLC

May 21, 2018

the valuation date (“Scenario 2”). Under the back-solve method, the Company determined that the implied total equity value of the Company was $58.8 million under Scenario 1 and $62.2 under Scenario 2. Given a selected timeframe of 0.5-1.0 years to liquidity, the Company utilized a range of risk-free rates based on the rate of Treasury securities with a similar term of between 1.53% and 1.76%. Based on an analysis of the share price volatility of certain publicly-traded, peer companies that are also developing gene-based therapeutics, the Company selected a volatility of its ordinary shares of 80%. For these future-event scenarios, the Company then applied a discount for lack of control and lack of marketability for the ordinary shares of 5% and 10% under Scenario 1 and Scenario 2, respectively. Applying these incremental discounts to the value of the ordinary shares determined under the back-solve method resulted in a value indication of $1.41 per share under Scenario 1 and $1.49 per share under scenario 2, each stated on a non-controlling, non-marketable basis.

Among the qualitative factors considered by the Company in determining the fair value of the Company’s ordinary shares were the following developments in the Company’s business subsequent to September 15, 2017:

•	The Company had recently raised capital and its cash reserves had improved.

•	The Company had completed a fit-out of its manufacturing facility and had received positive feedback from the local regulators regarding its use as a GMP manufacturing facility.

•	The Company had treated the first pediatric patient in the pediatric cohort of its ongoing clinical trial in patients with inherited retinal dystrophy caused by mutations in the RPE65 gene.

Based on the foregoing, the December 2017 Valuation concluded that the fair value of the Company’s ordinary shares as of December 31, 2017 was $1.45 per share, which represents the midpoint of that range.

March 2018 Valuation.

The March 2018 Valuation analysis was performed using the OPM, as described above.    In determining the value of the ordinary shares, the Company relied on the $2.70 per share arm’s length purchases of preferred shares on January 2, 2018, February 8, 2018, February 12, 2018, February 28, 2018, March 1, 2018, March 9, 2018, March 14, 2018, March 20, 2018, March 22, 2018, March 27, 2018 and March 28, 2018 as representing the market value of the preferred shares. The Company then utilized the OPM to determine the implied value of the Company and its ordinary shares.

For future-event scenarios, the Company considered a liquidity event that would occur 0.25 years from the valuation date (“Scenario 1”) and a liquidity event that would occur 0.75 years from the valuation date (“Scenario 2”). Under the back-solve method, the Company determined that the implied total equity value of the Company was $145 million under Scenario 1 and $151

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEIRAGTX HOLDINGS PLC

May 21, 2018

million under Scenario 2. However, given that, as of the valuation date, the Company continued to raise capital, the Company applied a value of $175 million for a liquidity event within 3 months (“Scenario 3”) and $200 million for a liquidity event within 4 months (“Scenario 4”), respectively. Given a selected timeframe of 0.25-0.75 years to liquidity, the Company utilized a range of risk-free rates based on the rate of U.S. Treasury securities with a similar term of between 1.73% and 2.09%. Based on an analysis of the share price volatility of certain publicly-traded, peer companies that are also developing gene-based therapeutics, the Company selected a volatility of its ordinary shares of 80%. For these future-event scenarios, the Company then applied a discount for lack of control and lack of marketability for the ordinary shares of 0% and 10% under Scenario 1 and Scenario 2, respectively. Applying these incremental discounts to the value of the ordinary shares determined under the back-solve method resulted in a value indication of $1.17 per share under Scenario 1, $1.31 per share under Scenario 2, $1.70 per share under Scenario 3 and $2.03 per share under scenario 4, each stated on a non-controlling, non-marketable basis.

Based on the foregoing, and the ordinary share value range from $1.17 per shares to $2.03 per shares, the March 2018 Valuation concluded that the fair value of the Company’s ordinary shares as of March 31, 2018 was $1.55 per share.

COMPARISON OF MARCH 2018 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share, which is the midpoint of the Preliminary IPO Price Range. The Company notes that, as is typical in initial public offerings, the estimated price range for the IPO was not derived using a formal determination of fair value, but was determined by negotiation between it and the Underwriters.

Among the factors that were considered in setting this range were the following:

•	An analysis of the typical valuation ranges seen in recent initial public offerings for companies in the biopharmaceutical industry;

•	The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common equity of generally comparable companies;

•	An assumption that there would be a receptive public trading market for a gene regulation company like the Company; and

•	An assumption that there would be sufficient demand for the Company’s ordinary shares to support an offering of the size contemplated by the IPO.

The Company believes that the difference between the fair value of its ordinary shares as of March 31, 2018 of $1.55 per share and the Preliminary Assumed IPO Price of approximately $[***] per share is the result of these factors and the following factors and positive developments with respect to the Company’s business that occurred subsequent to these dates:

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEIRAGTX HOLDINGS PLC

May 21, 2018

•	The anticipated price range for the IPO is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of ordinary shares, which considered other potential outcomes under the OPM, which would have resulted in a lower value of its ordinary shares than an initial public offering.

•	The anticipated price range for the IPO necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares, which was appropriately taken into account in the Company’s determination of the fair value of its ordinary shares on the valuation dates.

•	The Company’s preferred shares currently have substantial economic rights and preferences over its ordinary shares. Upon the closing of this offering, all outstanding shares of the Company’s preferred shares will convert into ordinary shares, thus eliminating the superior rights and preferences of its preferred shares as compared to its ordinary shares.

•	The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO and including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, as a result of being a publicly traded company.

•	The Offices of Orphan Products Development and Pediatric Therapeutics of the FDA granted Rare Pediatric Disease Designation for the Company’s clinical programs treating mutations in the RPE65 and CNGB3 genes.

•	The Company formally received cGMP certification for its manufacturing facility from the United Kingdom’s Medicines and Healthcare Products Regulatory Agency.

•	The Company received preliminary clinical data from its ongoing ocular clinical trials.

•	The Company received PRIME designation from the European Medicines Agency for its CNGB3 clinical program.

•	The Company received Fast Track designation from the FDA for its RPGR clinical program.

In conclusion, the Company respectfully submits that the difference between the valuation as of March 31, 2018 and the Preliminary Assumed IPO price is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEIRAGTX HOLDINGS PLC

May 21, 2018

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Alexandria Forbes, Ph.D., President and Chief Executive Officer, MeiraGTx Holdings plc, 430 East 29th Street, 10th Floor, New York, New York 10016, telephone (646) 490-2965, before it permits any disclosure of the underlined and highlighted information contained in this letter.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1761 or Peter Handrinos at 617-948-6060 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Keith Halverstam

Keith Halverstam

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Alexandria Forbes, Ph.D., President and Chief Executive Officer, MeiraGTx Holdings plc

Peter N. Handrinos, Latham & Watkins LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEIRAGTX HOLDINGS PLC